December 19, 2024

Roger Brown
Roche Holdings, Inc.
Poseida Therapeutics, Inc.
1 DNA Way
South San Francisco, California 94080

       Re: Poseida Therapeutics, Inc.
           Schedule TO-T filed December 9, 2024
           File No. 005-91606
           Filed by Blue Giant Acquisition Corp., and Roche Holdings, Inc. Dear Roger Brown:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed December 9, 2024
General

1. It appears that all of Poseida's revenues and operations have been, and continue to be, entirely dependent on the Collaboration Agreement between the Company and Parent, and, thus, that Parent and/or its affiliates may have been an affiliate of the
       Company. Given this, please file a Schedule 13E-3 and amend the Schedule TO and
       Offer to Purchase as necessary or provide us your detailed legal analysis of the application of Rule 13e-3 with respect to the current transaction. Withdrawal Rights, page 23

2. Please revise this section and throughout the filing where relevant, including pages 8 and 17, to include disclosure describing the withdrawal rights provided for in
       Section 14(d)(5) of the Exchange Act.
 December 19, 2024
Page 2
Certain Information Concerning Offeror and Parent, page 33

3. Please revise your disclosure on pages 34 and 35 to expand on the terms of the
       Collaboration Agreement between Poseida and Roche Collaboration Parties, including details regarding the research program, activities and obligations of the parties, and the purposes of the amendments to the Agreement.
4. As to the Collaboration Agreement, please revise to include the "approximate dollar amount of" such transaction, as required under Item 5 of Schedule TO and Item
       1005(a) of Regulation M-A. As relevant here, we note the Company's disclosure regarding "consideration for the rights granted to Roche under the Roche Collaboration Agreement" and "tiered royalty payments" on pages 17 and
18 of
       Poseida's Schedule 14D-9 filed on December 9, 2024.

5. See comment above. We also note the following disclosure on page 37: "On September 5, 2024, Poseida announced the initiation of the Phase 1b portion of its
       clinical trial for P-BCMA-ALLO1, an investigational stem cell memory T-cell based allogenic CAR-T cell therapy for the treatment of patients with relapsed/refractory multiple myeloma, resulting in a $20 million milestone payment from Roche to
       Poseida." Please revise to disclose the total payments received by Poseida under the
       Agreement to date.
Source and Amount of Funds, page 35

6. Item 1007(d) of Regulation M-A requires additional disclosure "[i]f all or any part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction" (emphasis added). In that regard, we note the following disclosure: "Roche Holding Ltd and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses" (emphasis added). Please revise this section, as well as page 3 of the Summary Term Sheet, to include any relevant information called for by Item 7 of Schedule TO and Item 1007(d) of Regulation M-
       A, or advise.
The Tender and Support Agreements, page 58

7. We note the following disclosure on page 59: "In accordance with the terms of the
       Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by
       Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by
       Pentwater after the date of the Support Agreements, subject to certain conditions."
       Please expand your disclosure to provide additional details, including to whom
       Pentwater may transfer the Shares to, the definition of Permitted Transferee, what
       "certain conditions" apply, and where relevant information can be found in the Merger
       Agreement and the Support Agreement.
The CVR Agreement, page 59

8. We note your disclosure here, and throughout the filing, that Parent and a rights agent will enter into the CVR Agreement "[a]t or prior to the Offer Acceptance Time."
 December 19, 2024
Page 3

      Please state in your response letter whether Parent has entered into the
CVR
      Agreement. If so, please also revise to include the relevant information and file the agreement as an exhibit. See Items 5 and 12 of Schedule TO.
9. Expand generally here, and throughout the offer materials, to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.
10. We note the following disclosure on page 61: "Except in certain limited circumstances, Parent may not, without the consent of holders of at least
40% of the
      outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs." Please revise to expand on what constitutes as "certain limited circumstances."
11. Refer to the penultimate paragraph under this section. Please expand your disclosure to disclose the risks that security holders may face in connection with the CVRs as holders of subordinated debt, if true, namely, among other things, that
(a) the
      Poseida's and Parent   s financial condition could deteriorate such that
they did not have
      the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against Poseida and
      Parent than those accorded to general unsecured creditors under applicable law;
      (c) the CVRs would be effectively subordinated in right of payment to all of the
      Poseida's and Parent's secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the Poseida and/or Parent's subsidiaries.
 December 19, 2024
Page 4
Conditions to the Offer, page 62

12. Refer to condition (c)(iv) on page 63. Please revise to state whether any Company
       Material Adverse Effect that is continuing has occurred between the date of the
       Merger Agreement and the date of commencement of the tender offer.
13. We note your disclosure on page 64, stating, among other things, that certain conditions "may be waived by Offeror or Parent, in whole or in part at any time and from time to time prior to the expiration date of the Offer in the sole discretion of
       Offeror or Parent." We also note similar disclosure on page 17. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise.
Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights, page 66

14. We note the following disclosure on page 67: "Each of Parent and Poseida intend to file a Premerger Notification and Report Form under the HSR Act with respect to the
       Offer and the Merger with the Antitrust Division and the FTC on December 6, 2024"
       (emphasis added). According to page 48 of Schedule 14D-9 filed by Poseida on
       December 9, 2024, it appears that "each of Parent and Poseida filed on December 6,
       2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC" (emphasis added).
       Please revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Dan Duchovny at 202-
551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions